SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2004



                                CP SHIPS LIMITED

    ------------------------------------------------------------------------

                 (Translation of Registrant's Name Into English)

             62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

    ------------------------------------------------------------------------

                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                  Form 40-F        X
                  -----                              -

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes             No       X
             -----                -

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

         This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                             Form S-8 No. 333-13954



                                Page 1 of 5 Pages

                        Exhibits Index appears on Page 3

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CP SHIPS LIMITED
                                        ----------------
                                            (Registrant)

Date:  21 May 2004
                                        By:  /s/ John K. Irving
                                             -------------------
                                             Name:  John K. Irving
                                             Title:  Vice President, General
                                                     Counsel & Secretary


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


                                 Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit                                                    Page
----------------------                                                    ----

     10.1  Certification of Chief Executive Officer of Interim Filings,
           as required in Canada                                            4

     10.2  Certification of Chief Financial Officer  of Interim Filings,
           as required in Canada                                            5




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
                                                                  Exhibit 10.1

CP SHIPS
                                           401 East Jackson Street, Suite 3300
                                                      Tampa, Florida 33602 USA
                                                        Tel: +1 (813) 209 4935
                                                        Fax: +1 (813) 209 4915




                        Certification of Interim Filings

I, Frank Halliwell, Chief Executive Officer of CP Ships Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CP Ships Limited, (the issuer) for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 11, 2004



/s/ Frank Halliwell
-----------------------
Frank Halliwell
Chief Executive Officer









      Head Office: 620-65 Trafalgar Square, London WC2N 5DY, United Kingdom
               Tel: +44 (0) 20 7389 1100 Fax: +44 (0) 20 7389 1114
    CP Ships Services Inc. is a Canadian private limited liability company;
               registered no. 334787-7. London branch no. BR4169



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
                                                                  Exhibit 10.2



CP SHIPS
                                                        62-65 Trafalgar Square
                                                              London  WC2N 5DY
                                                            Tel: 020 7389 1100
                                                            Fax: 020 7389 1138



                        Certification of Interim Filings

I, Ian Webber, Chief Financial Officer of CP Ships Limited, certify that:

4. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CP Ships Limited, (the issuer) for the interim period ending March 31, 2004;

5. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

6. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  May 11, 2004



/s/ Ian Webber
-----------------------
Ian Webber
Chief Financial Officer







      Head Office: 620-65 Trafalgar Square, London WC2N 5DY, United Kingdom
               Tel: +44 (0) 20 7389 1100 Fax: +44 (0) 20 7389 1114
     CP Ships Services Inc. is a Canadian private limited liability company;
               registered no. 334787-7. London branch no. BR4169


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